                 [LETTERHEAD OF HOULIHAN LOKEY HOWARD & ZUKIN]

                                                                    EXHIBIT 99.1


May 21, 1998


To The Board of Directors of Dynatech Corporation
To The Board of Telecommunications Techniques Co., L.L.C.
To The Lenders to Dynatech Corporation and Telecommunications Techniques Co., L.L.C.


Dear Ladies and Gentlemen:

We understand that on December 20, 1997, Dynatech Corporation, a Massachusetts corporation (the "Company") entered into an Agreement and Plan of Merger by and between Dynatech and CDRD Merger Corporation ("MergerCo"), a corporation formed by Clayton, Dubilier & Rice Fund V Limited Partnership (the "Fund"), pursuant to which MergerCo will merge with and into Dynatech, with Dynatech as the surviving corporation (the "Merger"). In connection with the Merger, the stockholders of Dynatech will receive consideration of approximately $803.1 million in the aggregate, consisting of $47.75 per share in cash and 0.5 share of common stock, no par value, of the recapitalized Company (the "Recapitalization Common Stock"), representing $1.25 in equity value for each 0.5 share received by the stockholders. The merger and other related transactions disclosed to Houlihan Lokey are referred to collectively herein as the "Transaction." It is our understanding that a significant part of the financing for the Transaction (the "Financing") will be obtained from one or more institutional lenders (the "Lenders"). We further understand that the initial obligors with respect to the Financing will be Dynatech and TTC MergerCo, Inc., a Delaware company to be formed as a subsidiary of Dynatech ("TTC MergerCo"). Immediately following the closing of the Merger, TTC MergerCo will be merged with and into Telecommunications Techniques Co., L.L.C., a Delaware limited liability company to be formed by Dynatech ("TTC"). Simultaneously, Dynatech will contribute the shares of all of its subsidiaries to TTC, Dynatech will be released as an obligor under the Financing, and TTC will succeed to all obligations with respect to the Financing.

You have requested our written opinion (the "Opinion") as to the matters set forth below. This Opinion values each of the Company and TTC as a going-concern (including goodwill), on a pro forma basis, immediately after and giving effect to the Transaction and the incurence of the associated indebtedness. For purposes of this Opinion, "fair value" shall be defined as the amount at which each of the Company and TTC would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and "present fair saleable value" shall be defined as the amount that may

To The Board of Directors of Dynatech COrporation
To The Board of Telecommunications Techniques Co., L.L.C.
To The Lenders to Dynatech COrporation and Telecommunications Techniques Co., L.L.C.
May 21, 1998                                                              Page 2

be realized if each of the Company's and TTC's aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm's length transaction under present conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey. We have used the same valuation methodologies in determining fair value and present fair saleable value for purposes of rendering this Opinion. The term "identified contingent liabilities" shall mean the stated amount of contingent liabilities identified to us and valued by responsible officers of the Company, upon whom we have relied upon without independent verification; no other contingent liabilities will be considered. Being "able to pay its debts as they become absolute and mature" shall mean that, assuming the Transaction has been consummated as proposed, the Company's financial forecasts for the years ended March 1999 to March 2002 indicate positive cash flow for such period, including (and after giving effect to) the payment of installments due under loans made pursuant to the indebtedness incurred in the Transaction, as such installments are scheduled at the close of the Transaction. It is Houlihan Lokey's understanding, upon which it is relying, that each of the Company's and TTC's Boards of Directors and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey's Opinion hereunder.

Notwithstanding the use of the defined terms "fair value" and "present fair saleable value," we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the Company can currently be sold, and we know of no such efforts by others. Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company would actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. reviewed the Company's annual reports to shareholders and on Form 10-K for the two fiscal years ended 1997 and quarterly reports on Form 10-Q for the three quarters December 31, 1997 which the Company's management has identified as the most current information available;

     2.  reviewed copies of the following documents:
         - $370 million senior Credit Facility COnfidential Information Memorandum dated February 1998;

         -  $275 million Preliminary Offering Circular;

To The Board of Directors of Dynatech Corporation
To The Board of Telecommunications Techniques Co., L.L.C.
To The Lenders to Dynatech Corporation and Telecommunications Techniques Co., L.L.C.
May 21, 1998                                                        Page 3


        3.   reviewed the amended proxy statement, dated April 29, 1998;

        4. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with representatives of the Company's independent accounting firm and counsel to discuss certain matters;

        5.   visited certain facilities and business offices of the Company;

        6. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended March, 1999 through March, 2002;

        7. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

        8. reviewed other publicly available financial data for the Company and certain companies that we deem comparable to the Company;

        9. reviewed drafts of certain documents to be delivered at the closing of the Transaction, including, but not limited to, the reports of the Company's chief financial officer and of the Company's independent public accountants, and the Credit Agreement dated as of May 18, 1998; and

       10. conducted such other studies, analyses and investigations as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection other than as described above or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market an other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that, assuming the Transaction had been consummated as proposed, immediately after and giving effect to the Transaction:

To The Board of Directors of Dynatech Corporation
To The Board of Telecommunications Techniques Co., L.L.C.
To The Lenders of Dynatech Corporation and Telecommunications Techniques Co., L.L.C.
May 21, 1998                                                              Page 4

   (a) on a pro forma basis, the fair value and present fair saleable value of each of the Company's and TTC's assets would exceed the Company's or TTC's, as the case may be stated liabilities and identified contingent liabilities;

   (b) each of the Company and TTC should be able to pay its debts as they become absolute and mature; and

   (c) the capital remaining in each of the Company and TTC after the Transaction would not be unreasonably small for the business in which the Company is engaged, as management has indicated it is now conducted and is proposed to be conducted following the consummation of the Transaction.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated March 16, 1998, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

HOULIHAN, LOKEY, HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

/s/ Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc.